

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 21, 2016

Turid M. Sorensen
Chief Financial Officer
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

> **Re: Nordic American Tankers Limited**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed March 23, 2016**
> **File No. 001-13944**

Dear Ms. Sorensen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2015

Operating and Financial Review and Prospects

Critical Accounting Estimates, page 34

1. Refer to your discussion of Vessel Impairment. We note you have omitted tabular disclosure and related discussion previously included in the fiscal year ended December 31, 2014 Annual Report on Form 20-F of the rates used in your undiscounted cash flow analysis, the break even rate and the actual rates achieved for the current year and recent five year period. Please provide for us, and consider including such tabular disclosure and discussion in the December 31, 2016 Form 20-F, to be filed.

<u>Form 6-K furnished November 15, 2016</u>

2. We note your disclosure of operating cash flow per share. Please remove this measure as it does not comply with the Staff's Compliance and Disclosure Interpretations (C&DIs), Question 102.05 issued by the Division of Corporation Finance on May 17, 2016.

3. We also note that your definition and computation of operating cash flow differs from the typical calculation of cash flows from operating activities presented in the statement of cash flows under U.S. GAAP. Therefore, please revise the title of this non-GAAP measure so it is not confused with cash flows from operating activities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328, Claire Erlanger at (202) 551-3301, or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure